SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-held Company
CNPJ/MF¹ number 60.643.228/0001-21
NIRE² 35.300.022.807
¹ Brazilian National Registry of Legal Entities of the Brazilian Federal Treasury Department (“CNPJ/MF”)
² Corporate Register Identification Number (“NIRE”)
MINUTES OF THE ANNUAL GENERAL MEETING HELD ON APRIL 22nd, 2008.

Date, Place, and Time:	Meetings held on April 22nd, 2008, 10:30 p.m., at the Company’s headquarters at Alameda Santos, 1.357, 8th floor, in the City of São Paulo, State of São Paulo.

Attendance:
(i) Shareholders representing the entirety of the voting capital and shareholders holding preferred stock with no voting right, pursuant to the signatures contained in the Shareholders’ Attendance Book; (ii) Valdir Roque - Director; (iii) Haroldo do Rosario Vieira and João Carlos Hopp, Statutory Audit Council; (iv) Terco Grant Thornton Auditores Independentes - Marcos Roberto Mohacsi (Regional Accounting Council - “CRC” 1SP172349/0-0) PricewaterhouseCoopers Auditores Independentes - José Leonardo Pereira de Souza (Regional Accounting Council (“CRC’) 1SP196098/O-2).

Calls:	Meeting Call Notice published on April 05, 08 and 09, 2008, in the Official Gazette of the State of São Paulo, and in “Valor Econômico” newspaper on April 07, 08 and 09, 2008.

Presiding Board:	Mr. Valdir Roque - Chairman
Mr. Eduardo Lavini Russo - Secretary

Agenda:
At the Annual General Meeting: (a) Appreciation of managers’ accounts, review, discussion, and voting of Financial Statements for the fiscal year ended on December 31, 2007; (b) Destination of the net profit of the fiscal year ended on December 31, 2007, and ratification of the payment of Interests on Own Capital approved at the meeting of the Board of Directors on December 11, 2007, to be imputed to the mandatory dividend; (c) Election of the members of the Statutory Audit Council; (d) Fixing of annual global compensation for Management bodies, and (e) Other subjects of corporate interest.

Resolutions:	Once the session was installed and the Presiding Board of the meeting was chosen by the shareholders as provided for in Article 27, § 3º, of the By-laws, the following resolutions were taken:

At the Annual General Meeting:

(a) Financial Statements - Management Report. The Financial Statements for the financial year ended on December 31, 2007 accompanied by the Management Report, were approved.

(b) Result of the Year - Destination. The motion submitted by the Board of Directors was discussed and approved according to the resolutions at the meeting of that body held on January 21, 2008 for destining the net profit of the year amounting BRL 837.462.080,33 (eight hundred and thirty seven million, four hundred and sixty two thousand, eighty Brazilian Reais and thirty three cents), as follows: (i) BRL 41.873.104,02 (forty one million, eight hundred and seventy three thousand, one hundred and four Brazilian Reais and two cents) for constituting a legal reserve; (ii) BRL 1.102.007.861,95 (one billion, one hundred and two thousand, seven thousand, eight hundred and sixty one Brazilian Reais and ninety five cents) to the account of profit reserve for investments, pursuant to the Capital Budget prepared by the management and hereby approved by the shareholders; and (iii) the resolution of the Board of Directors was ratified at a meeting held on December 11, 2007, which approved the payment by the Company to shareholders of interests on own capital in the overall value of BRL 318,000,000.00 (three hundred and eighteen million Brazilian Reais), with
BRL 157.102.683,00 (one hundred and fifty seven million, one hundred and two thousand, six hundred and eighty three Brazilian Reais) the gross amount for common stock corresponding to BRL 1,486272851 for each common share, and BRL 160.897.315,00 (one hundred and sixty million, eight hundred and ninety seven thousand, three hundred and fifteen Brazilian Reais) the gross amount for preferred stock corresponding to BRL 1,634900136 for each preferred share. The amount of the interests on own capital was credited to the shareholders on December 11, 2007, in accordance with the stock positions held on December 20, 2007, and represents an amount exceeding the minimum mandatory dividend which it is imputed to, in compliance with the Company’s Dividend Policy. The interests on own capital shall be financially made available to shareholders on March 30, 2008, without monetary update.
(c) Election of the Statutory Audit Council. The following members were elected for forming the Company’s Statutory Audit Council for a term of office to be effective up to the Annual General Meeting of the fiscal year 2007: (i) by shareholders with voting rights in the Company, Messrs. JOÃO CARLOS HOPP, a Brazilian citizen, married, economist, bearer of the Brazilian Identification Card (“RG”) number 1.395.761, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 201.275.708-10, resident and domiciled at Alameda [Boulevard] Casa Branca, no 456, 7th floor, apartment 71, Cerqueira César District, São Paulo, S.P., and as a substitute, GERALDO GIANINI, a Brazilian citizen, married, bearer of the Brazilian Identification Card (“RG”) number 4.544.903-X, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 531.905.488-20, resident and domiciled at Rua [Street] Bandeira Paulista, 147 - apartment 44, Itaim Bibi District - São Paulo - SP; Messrs. SAMUEL DE PAULA MATOS, a Brazilian citizen, married, economist and accountant, bearer of the Brazilian Identification Card (“RG”) number 4.104.837, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 069.815.428-20, resident and domiciled at Al. [Boulevard] Sarutaiá, 320, apartment 62, Jd. Paulista District - São Paulo, S.P. and as a substitute, RICARDO JOSÉ BULLARA, a Brazilian citizen, married, accountant, bearer of the Brazilian Identification Card (“RG”) number 7.342.869-3 and registered with the Brazilian Treasury Department as an Individual Taxpayer (“CPF”) under number 030.038.078-03, resident and domiciled at Diana Street, 552, apartment 134, Perdizes, Zip Code: 05019-000, São Paulo, SP; and (ii) by preferred shareholders without voting rights, Messrs. HAROLDO DO ROSARIO VIEIRA, a Brazilian citizen, married, banker, bearer of the Brazilian Identification Card (“RG”) number 01953232-V, and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 055.748.382-49, resident and domiciled in Brasília - DF, at CCSW 04 Lote 03, apto. 506, Edifício Renoir, and as a substitute, ANTONIO SERGIO BATTOCHIO, a Brazilian citizen, married, bank employee and economist, bearer of the Brazilian Identification Card (“RG”) number 4810984, and registered with the Brazilian Federal Treasury Department as an Individual Taxpayer (“CPF/MF”) under number 189.885.478-53, resident and domiciled at XV de Agosto Street, 299, Jd. Alvorada, City of Jaú - SP. The substitutes shall be installed in office in the event of a vacancy in the position of the respective incumbent members. A monthly individual compensation for the incumbent members of the Statutory Audit Council was approved in a minimum of ten percent (10%) and maximum of twenty percent (20%) of the compensation that is in average assigned to each Company Officer, to be excluded from such calculation the charges, bonuses and Year End 13th salary. The members of the Board shall receive 12 monthly salaries and shall not be entitled to benefits, representation allowances and participation in the company results.

This voting result was supported by the preferred shareholders without voting rights: Mr. Sergio Feijão Filho, Investment Funds and Investment Clubs of Geração Futuro Corretora de Valores S/A, Investment Funds and Investment Clubs of Citibank NA e Investment Funds and Investment Clubs of HSBC Corretora de Títulos e Valores Mobiliários S/A.

No manifestation was presented by Morgan Stanley Investment Management
Active, Bell Atlantic Master Pension Fund, California State Teachers Retirement System and Van Kanpem Series Fund, Inc, Van Kanpem Global Equity Allocation.

(d) Annual Overall Compensation for Management Bodies. The annual overall compensation for Company’s managers was fixed in an amount corresponding to 1095 annual minimum salaries for the class. On a statutorily basis, the Board of Directors shall fix and apportion the individual compensations of the managers within the hereby approved limits.
The preferred shareholder Mr. Sérgio Feijão Filho reaffirms his vote of approval for the company’s management for their performance towards the company’s growth.

The publication of these minutes was authorized with the signatures of shareholders omitted, as provided for by the law.

All resolutions were taken upon unanimous votes, with the abstention of those people legally impeded to vote.

Nothing else existing to be addressed at the meeting, the works were adjourned for the time required for drafting these minutes, which was read, checked and approved by the shareholders attending the meeting, who undersign hereto. São Paulo, April 22, 2007. (Ss) Chairman, Valdir Roque. Secretary, Eduardo Lavini Russo. Votorantim Investimentos Industriais S.A., per Proxy Eduardo Lavini Russo. Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, per proxy, Edinei Silva Teixeira. Investment Funds and Investment Clubs represented by Geração Futuro Corretora de Valores S/A, listed as Document II which, rubricated by the presiding board, is an integral part of these minutes, per proxy, Ângelo Cesar Cossi. Sérgio Feijão Filho. Investment Funds and Investors represented by HSBC Corretora de Títulos e Valores Mobiliários S/A, listed as Document III which, rubricated by the presiding board, is an integral part of these minutes, per proxy, Anali Penteado Buratin. Investment Funds and Investors represented by Citibank NA, listed as Document IV which, rubricated by the presiding board, is an integral part of these minutes, per proxy, Anali Penteado Buratin. PricewaterhouseCoopers Independent Auditors. Terco Grant Thornton Auditores Independentes. Franklin Templeton, per proxy, Vitor Tadeu Lupion Perito.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 22, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer